SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 2
                                       To
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP
                            (Name of Subject Company)

        MP VALUE FUND 6, LLC; MP VALUE FUND 4, LLC; MORAGA FUND 1, L.P.;
              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.;
 ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; ACCELERATED HIGH YIELD INCOME FUND 1, LTD.; MP-DEWAAY
         FUND, LLC; MP FALCON FUND, LLC; MACKENZIE PATTERSON, INC. and
                      MACKENZIE SPECIFIED INCOME FUND, L.P.

                                    (Bidders)

                 ASSIGNEE UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                             Copy to:
    Christine Simpson                        Paul J. Derenthal, Esq.
    MacKenzie Patterson, Inc.                Derenthal & Dannhauser
    1640 School Street                       One Post Street, Suite 575
    Moraga, California  94556                San Francisco, California  94104
    (925) 631-9100                           (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $375
         Form or Registration Number:  Schedule TO
         Filing Party:  Above Named Bidders
         Date Filed:  May 5, 2000; June 2, 2000

[ ]      Check  the  box  if   the  filing   relates    solely  to   preliminary
         communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

     This final amendment to Tender Offer Statement on Schedule TO relates to the offer by MP VALUE FUND 6, LLC; MP VALUE FUND 4, LLC; MORAGA FUND 1, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; ACCELERATED HIGH YIELD INCOME FUND 1, LTD.; MP- DEWAAY FUND, LLC; MP FALCON FUND, LLC; and MACKENZIE SPECIFIED INCOME FUND, L.P. (collectively the "Purchasers") to purchase up to 125,000 assignee units of limited partnership interest (the "Units") in BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP, an Delaware limited partnership (the "Issuer"), the subject company. The Offer terminated on July 3, 2000. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 24,400 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 32,360 Units, or approximately 6.47% of the total outstanding Units.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 21, 2000

MP VALUE FUND 4, LLC
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MP VALUE FUND 6, LLC
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MORAGA FUND 1, L.P.
By Moraga Partners, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President


ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President


ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President


ACCELERATED HIGH YIELD INCOME FUND 1, LTD.
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MP-DEWAAY FUND, LLC
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MP FALCON FUND, LLC
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MACKENZIE SPECIFIED INCOME FUND, L.P., LP
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MACKENZIE PATTERSON, INC.

By:      /s/ C. E. Patterson
         -------------------
         C.E. Patterson,  President




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